Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,										Three Months Ended March 31,
	2016		2015		2014		2013		2012		2017		2016
	(In thousands)
Fixed charges:
Interest expense, including floor plan interest (1)	$78,694		$73,539		$73,805		$79,842		$83,626		$21,948		$19,040
Capitalized interest	2,750		1,912		1,921		2,484		1,198		459		636
Rent expense (interest factor)	24,634		24,514		24,569		24,659		25,495		6,162		6,240

Total fixed charges	106,078		99,965		100,295		106,985		110,319		28,569		25,916

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	155,212		145,156		161,727		129,021		141,233		152		23,634
Add: Fixed charges	106,078		99,965		100,295		106,985		110,319		28,569		25,916
Less: Capitalized interest	(2,750)		(1,912)		(1,921)		(2,484)		(1,198)		(459)		(636)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$258,540		$243,209		$260,101		$233,522		$250,354		$28,262		$48,914

Ratio of earnings to fixed charges	2.4	x	2.4	x	2.6	x	2.2	x	2.3	x	1.0	x	1.9	x

(1)	Includes interest expense associated with discontinued operations.